Filed Pursuant to Rule 433 Registration No. 333−136666 March 5, 2008
STRUCTURED EQUITY PRODUCTS
New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.
Notes each linked to a single Reference Index

INVESTMENT HIGHLIGHTS

•     The Notes are not principal protected.
•     This Free Writing Prospectus relates to three (3) separate Note offerings. Each issue of offered Notes is linked to one, and only one, Reference Index. You may participate in any of the three (3) Note offerings or, at your election, in all of the offerings. This Free Writing Prospectus does not, however, allow you to purchase a Note linked to a basket of the Reference Indices described below.
•     Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A2 by Moody’s / A by S&P).
•     Issue Price: 100.00% of the principal amount (99.00% for investors who purchase at least $1,000,000 of the Notes).
•     If the Index Return is greater than zero, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note plus the product of $1,000.00 multiplied by the lesser of (i) the Upside Participation Rate (200.00%) multiplied by the Index Return; and (ii) the Maximum Return for the Notes as set forth in the chart below.
•     If the Index Return is less than or equal to zero but greater than or equal to the Trigger Level, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note.
•     If the Index Return is less than the Trigger Level, then the Cash Settlement Value for each Note will be equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the Index Return is less than the Trigger Level.

Reference Index	Ticker Symbol	Trigger Level	Maximum Return	CUSIP	Calculation Date	Maturity Date
The S&P 500® Index	SPX	-10.00%	[14-17]%	0739282T9	April [●], 2009	April [●], 2009
The Nasdaq-100 Index®	NDX	-10.00%	[25-28]%	0739282V4	September [●], 2009	September [●], 2009
The Dow Jones AIG Commodity IndexSM	DJAIG	-5.00%	[29-32]%	0739282W2	September [●], 2009	September [●], 2009

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204

BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928

STRUCTURED PRODUCTS GROUP

TERMS OF OFFERING

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A2 / A (Moody’s / S&P)
ISSUE PRICE:	100.00% of the principal amount (99.00% for investors who purchase at least $1,000,000 of Notes of that same offering).
DENOMINATIONS:	$1,000.00 per Note and $1,000.00 multiples thereafter.
SELLING PERIOD ENDS:	March [●], 2008.
SETTLEMENT DATE:	March [●], 2008.

Reference Index	Ticker Symbol	Trigger Level	Maximum Return	CUSIP	Calculation Date	Maturity Date	Initial Index Level
The S&P 500® Index	SPX	-10.00%	[14-17]%	0739282T9	April [●], 2009	April [●], 2009	[●]
The Nasdaq-100 Index®	NDX	-10.00%	[25-28]%	0739282V4	September [●], 2009	September [●], 2009	[●]
The Dow Jones AIG Commodity IndexSM	DJAIG	-5.00%	[29-32]%	0739282W2	September [●], 2009	September [●], 2009	[●]

CASH SETTLEMENT VALUE:	On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that depends upon the Index Return. The Cash Settlement Value, per Note, will be calculated as follows:

(a)    if the Index Return is greater than zero, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note plus the product of $1,000.00 multiplied by the lesser of (i) the Upside Participation Rate (200.00%) multiplied by the Index Return; and (ii) the Maximum Return for the Notes as set forth in the chart above;

(b) if the Index Return is less than or equal to zero but greater than or equal to the Trigger Level, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note; or

(c)    if the Index Return is less than the Trigger Level, then the Cash Settlement Value for each Note will be equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the Index Return is less than the Trigger Level.

INDEX RETURN:	Equals the quotient of (a) the Final Index Level minus the Initial Index Level, divided by (b) the Initial Index Level.
UPSIDE PARTICIPATION RATE:	200.00%.
INITIAL INDEX LEVEL:	The Initial Index Level for each Reference Index is as set forth in the chart above.
FINAL INDEX LEVEL:	The Final Index Level will be determined by the Calculation Agent and will equal the closing level of the Index on the Calculation Date as determined by the Calculation Agent.
EXCHANGE LISTING:	The Notes will not be listed on any securities exchange or quotation system.
CALCULATION DATE:
The Calculation Date for each Reference Index is as set forth in the chart above unless such date is not an Index Business Day, in which case the Calculation Date shall be the next Index Business Day. The Calculation Date is subject to adjustment as described in the Pricing Supplement, dated March [n], 2008 (subject to completion) (the “Pricing Supplement”) under “Description of the Notes - Market Disruption Events.”

ISSUE DATE:	March [●], 2008.
MATURITY DATE:
The Notes are expected to mature, for each Reference Index, as set forth in the chart above unless such date is not a Business Day, in which case the Maturity Date shall be the next Business Day. If the Calculation Date is adjusted due to the occurrence of a Market Disruption Event, the Maturity Date will be three Business Days following the adjusted Calculation Date.

 BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

EXCHANGE LISTING:	The Notes will not be listed on any securities exchange or quotation system.
INDEX BUSINESS DAY:	Means any day on which the Relevant Exchange (as defined in the Pricing Supplement) and each Related Exchange (as defined in the Pricing Supplement) are scheduled to be open for trading.
BUSINESS DAY:	Any day other than a Saturday or Sunday, on which banking institutions in the cities of New York, New York and London, England are not authorized or obligated by law or executive order to be closed.
CALCULATION AGENT:	Bear, Stearns & Co. Inc.

 BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated March 5, 2008 (subject to completion). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated March 5, 2008 (subject to completion): http://www.sec.gov/Archives/edgar/data/777001/000114420408013566/v106005_424b2.htm

Prospectus Supplement dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006: http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE HYPOTHETICAL CASH SETTLEMENT VALUE TABLE

The following tables and graphs are for illustrative purposes and are not indicative of the future performance of the Reference Index or the future value of the Notes.

Because the level of the Reference Index may be subject to significant fluctuation over the term of the Notes, it is not possible to present a chart or table illustrating the complete range of all possible Cash Settlement Values. Therefore, the examples do not purport to be representative of every possible scenario concerning increases or decreases in the Reference Index during the term of the Notes. You should not construe these examples or the data included in any table or graph below as an indication or assurance of the expected performance of the Notes. Numbers used in these examples may be rounded for ease of use.

You can review the historical levels of the Reference Index in the section of the Pricing Supplement called “Description of the Reference Indices.” The historical performance of the Reference Index included in the Pricing Supplement should not be taken as an indication of the future performance of the Reference Index during the term of the Notes. It is impossible to predict whether the Final Index Level will be greater than or less than the Initial Index Level.

The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

•	Investor purchases $1,000.00 aggregate principal amount of Notes at the initial public offering price of $1,000.00.

•	Investor holds the Notes to maturity.

•	The Initial Index Level is equal to 1,350.00.

•	The maximum return on the Notes is 23.00%, or $1,230.00 per Note.

•	The Upside Participation Rate is 200.00%.

•	All returns are based on a 13-month term; pre-tax basis.

•	No Market Disruption Events occur during the term of the Notes.

Example 1: The Index Return is positive and the Cash Settlement Value is capped at $1,230.00.

In this example, the Reference Index rises over the term of the Notes. On the Calculation Date, the Final Index Level is 1,890.00, representing an Index Return of 40.00%, as calculated below:

 BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Because the Index Return is positive, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Notes plus the product of $1,000.00 multiplied by the lesser of (i) the Upside Participation Rate (200.00%) multiplied by the Index Return; and (ii) the Maximum Return for the Notes. In this example, since the Index Return is greater than 11.50% and the product of the Index Return and 200% is greater than the Maximum Index Return, the Cash Settlement Value on the Maturity Date would be capped at $1,230.00, which provides the Maximum Return on the Notes of 23.00%. This example illustrates the fact that the return on your Notes will be limited to the Maximum Return on the Notes of 23.00%.

Example 2: The Index Return is positive and the Cash Settlement Value is not subject to the Maximum Return.

In this example, the Reference Index rises over the term of the Notes. On the Calculation Date, the Final Index Level is 1,485.00, representing an Index Return of 10.00%, as calculated below.

Because the Index Return is equal to 10.00% (which, after being multiplied by the Upside Participation Rate, is less than the Maximum Return of 23.00%), the Cash Settlement Value would be $1,200.00, as calculated below.

= $1,000.00 + ($1,000.00 x Upside Participation Rate x Fund Return)

= $1,000.00 + ($1,000.00 x 200.00% x 10.00%)

= $1,000.00 + $200.00

= $1,200.00

In this example, the level of the Reference Index rises 10.00% over the term of the Notes. However, you would benefit from the Upside Participation Rate and your return on investment would be 20.00%.

Example 3: The Index Return is negative, but is greater than -10.00%.

In this example, the Reference Index declines over the term of the Notes. On the Calculation Date, the Final Index Level is 1,242.00, representing an Index Return of -8.00%, as calculated below.

Since the Index Return is negative but is greater than -10.00%, the Cash Settlement Value would equal the $1,000.00 principal amount of the Note.

In this example, the level of the Reference Index decreases 8.00% over the term of the Notes, and your return on investment would be 0.00%.

Example 4: The Index Return is negative and is less than -10.00%.

In this example, the Reference Index declines over the term of the Notes. On the Calculation Date, the Final Index Level is 945.00, representing an Index Return of -30.00%, as calculated below:

In this example, where the Index Return is less than the Trigger Level of -10.00%, the Cash Settlement Value payable at maturity would be $800.00 because the Cash Settlement Value for each Note is equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the Index Return is less than the Trigger Level. In this example, the Index Return is -30.00%. Therefore, you will suffer a 20% loss and receive 80% of the principal amount of your Notes at maturity. This example demonstrates that if the Index Return is less than the Trigger Level of -10.00%, you will lose some or possibly up to 90.00% of your initial investment in the Notes.

 BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Summary of Examples 1 Through 4
Reflecting the Cash Settlement Value

	Example 1	Example 2	Example 3	Example 4
Initial Index Level	1,350.00	1,350.00	1,350.00	1,350.00
Hypothetical Final Index Level	1,890.00	1,485.00	1,242.00	945.00
Value of Final Index Level relative to the Initial Index Level	Higher	Higher	Lower	Lower
Principal fully repaid?	Yes	Yes	Yes	No
Cash Settlement Value per Note	$1,230.00	$1,200.00	$1,000.00	$800.00

Table of Hypothetical Cash Settlement Values
Initial Index Level	Final Index Level	Index Return	Cash Settlement Value Per Note	Return if Held to Maturity	Initial Index Level	Final Index Level	Index Return	Cash Settlement Value Per Note	Return if Held to Maturity
1,350.00	1,728.00	+28.00%	$1,230.00	23.00%	1,350.00	1,336.50	-1.00%	$1000.00	0.00%
1,350.00	1,714.50	+27.00%	$1,230.00	23.00%	1,350.00	1,327.00	-2.00%	$1000.00	0.00%
1,350.00	1,701.00	+26.00%	$1,230.00	23.00%	1,350.00	1,309.50	-3.00%	$1000.00	0.00%
1,350.00	1,687.50	+25.00%	$1,230.00	23.00%	1,350.00	1,296.00	-4.00%	$1000.00	0.00%
1,350.00	1,674.00	+24.00%	$1,230.00	23.00%	1,350.00	1,282.50	-5.00%	$1000.00	0.00%
1,350.00	1,660.50	+23.00%	$1,230.00	23.00%	1,350.00	1,269.00	-6.00%	$1000.00	0.00%
1,350.00	1,647.00	+22.00%	$1,230.00	23.00%	1,350.00	1,255.50	-7.00%	$1000.00	0.00%
1,350.00	1,633.50	+21.00%	$1,230.00	23.00%	1,350.00	1,242.00	-8.00%	$1000.00	0.00%
1,350.00	1,620.00	+20.00%	$1,230.00	23.00%	1,350.00	1,228.50	-9.00%	$1000.00	0.00%
1,350.00	1,606.50	+19.00%	$1,230.00	23.00%	1,350.00	1,215.00	-10.00%	$1000.00	0.00%
1,350.00	1,593.00	+18.00%	$1,230.00	23.00%	1,350.00	1,201.50	-11.00%	$990.00	-1.00%
1,350.00	1,579.50	+17.00%	$1,230.00	23.00%	1,350.00	1,188.00	-12.00%	$980.00	-2.00%
1,350.00	1,566.00	+16.00%	$1,230.00	23.00%	1,350.00	1,174.50	-13.00%	$970.00	-3.00%
1,350.00	1,552.50	+15.00%	$1,230.00	23.00%	1,350.00	1,161.00	-14.00%	$960.00	-4.00%
1,350.00	1,539.00	+14.00%	$1,230.00	23.00%	1,350.00	1,147.50	-15.00%	$950.00	-5.00%
1,350.00	1,525.50	+13.00%	$1,230.00	23.00%	1,350.00	1,134.00	-16.00%	$940.00	-6.00%
1,350.00	1,512.00	+12.00%	$1,230.00	23.00%	1,350.00	1,120.50	-17.00%	$930.00	-7.00%
1,350.00	1,498.50	+11.00%	$1,220.00	22.00%	1,350.00	1,107.00	-18.00%	$920.00	-8.00%
1,350.00	1,485.00	+10.00%	$1,200.00	20.00%	1,350.00	1,093.50	-19.00%	$910.00	-9.00%
1,350.00	1,471.50	+9.00%	$1,180.00	18.00%	1,350.00	1,080.00	-20.00%	$900.00	-10.00%
1,350.00	1,458.00	+8.00%	$1,160.00	16.00%	1,350.00	1,066.50	-21.00%	$890.00	-11.00%
1,350.00	1,444.50	+7.00%	$1,140.00	14.00%	1,350.00	1,053.00	-22.00%	$880.00	-12.00%
1,350.00	1,431.00	+6.00%	$1,120.00	12.00%	1,350.00	1,039.50	-23.00%	$870.00	-1300%
1,350.00	1,417.50	+5.00%	$1,100.00	10.00%	1,350.00	1,026.00	-24.00%	$860.00	-14.00%
1,350.00	1,404.00	+4.00%	$1,080.00	8.00%	1,350.00	1,012.50	-25.00%	$850.00	-15.00%
1,350.00	1,390.50	+3.00%	$1,060.00	6.00%	1,350.00	999.00	-26.00%	$840.00	-16.00%
1,350.00	1,377.00	+2.00%	$1,040.00	4.00%	1,350.00	985.50	-27.00%	$830.00	-17.00%
1,350.00	1,363.50	+1.00%	$1,020.00	2.00%	1,350.00	972.00	-28.00%	$820.00	-18.00%
1,350.00	1,350.00	0.00%	$1,000.00	0.00%	1,350.00	958.50	-29.00%	$810.00	-19.00%

 BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

 BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

•
Suitability of Note for investment - A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•
Possible loss of principal - The Notes are not principal protected. If, on the Maturity Date, the Index Return is less than the Trigger Level, there will be no principal protection on the Notes and the Cash Settlement Value you will receive will be less than your initial investment in the Notes.

•
The return on the Notes is capped - You will not receive more than the Maximum Return on the notes at maturity, as specified in the chart above, regardless of the positive percentage increase of the Final Index Level over the Initial Index Level.

•
No interest, dividend or other payments - You will not receive any interest, dividend payments or other distributions on the constituents comprising the Reference Index, nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•
Not exchange listed - The Notes will not be listed on any securities exchange or quotation system, and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Liquidity - Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes upon request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

•
Taxes - The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the level of the Reference Index and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled executory contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes). You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in the Pricing Supplement.

 BEAR, STEARNS & CO. INC.